Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: May 21, 2021

On May 19, 2021, American Banker published an article titled “Is MoneyLion building the first open U.S. Bank?”, which includes quoted language from Dee Choubey, Chief Executive Officer of MoneyLion Inc. (“MoneyLion”). A copy of the article and weblink are set forth below:

Is MoneyLion building the first open U.S. bank?

https://www.americanbanker.com/news/is-moneylion-building-the-first-open-u-s-bank

American Banker

By Penny Crosman

May 19, 2021

Though many banks and fintechs use the term “open banking,” few have anything that remotely resembles it.

The challenger bank MoneyLion — which already offers mobile banking, investing and loans — has begun developing a marketplace that, if all goes according to plan, will come closer to true open banking than any other single U.S. financial services firm has to date.

New York-based MoneyLion will invite partners and competitors to offer products on its marketplace, starting with a recent partnership forged with Nationwide Insurance. These products will be offered alongside MoneyLion’s own products, the way, say, a Costco offers its store-brand products next to rival name brands. Meanwhile, the MoneyLion checking account, which is called RoarMoney, is offered through MetaBank, a $9.8 billion-asset national bank in Sioux Falls, South Dakota.

With 7.5 million customers, MoneyLion is growing in several interesting directions, including developing this marketplace and using artificial intelligence to advise customers on the right products for them. It’s also going public through a merger with Fusion Acquisition, a special purpose acquisition company, also in New York.

Dee Choubey, MoneyLion’s CEO, detailed the neobank’s strategy in a recent interview, which is edited for length and clarity below.

With this partnership with Nationwide, are you going to try to integrate insurance with the other products you offer, or is this more of a referral process where you're going to refer people to Nationwide and it's going to refer people back to you?

DEE CHOUBEY: Our thesis has always been, and it's been a little bit of a contrarian one, that we're building the entire platform for the consumer. Usually in American financial services, consumers are not allowed to switch their swim lanes. So there's the banking swim lane, the investment swim lane, the insurance swim lane, the credit borrowing swim lane.

What we have been up to over the last many months is using our technology advantage to bring down each one of those swim lanes and allow our customers to think holistically about financial success. So insurance is just another vertical. Instead of becoming our own insurance broker or insurance provider, with Nationwide we’re able to digitally bind renters and auto insurance inside of the MoneyLion experience.

To the consumer, it will feel as if they are interacting with a native MoneyLion product. But in reality, we're able to help consumers optimize exactly how much insurance they need. Are they overpaying or underpaying? Do they have enough coverage? We will use some of our advisory capabilities and then partner with Nationwide to fulfill the insurance product. The consumer will be able to see that they have a policy with Nationwide that gives them X dollars of coverage, and they can also then track and manage inside of MoneyLion the insurance payments that they're making on a monthly basis.

You talked about helping consumers figure out how much insurance they need and what kind of insurance. And I know you have artificial intelligence that tries to help analyze customers' finances and make recommendations to them. Have you already built out the ability to look at a person's financial picture and decide they're paying too much for car insurance and that kind of thing?

When we started MoneyLion, it was a personal financial management application. Since inception, we've had more than 14 million third-party bank accounts connected to MoneyLion’s personal financial management ecosystem. And with that, we're able to construct pretty granular views of consumers and give them a glimpse at how others are tackling similar financial situations. With that connected data, we're able to play back again anonymously that people like you tend to do A, B or C in a similar situation. And we find that there's significant engagement when we're able to uncover those types of insights to our customers. They're not getting that anywhere else. And human beings like to get validation that other people are also making similar good decisions. As they interact with that type of insight, their trust level with MoneyLion goes up and they're really listening to us and to some of the partners that we're bringing into the ecosystem.

What if your partner, say Nationwide, doesn't have the best rates or a product that's the best fit for the customer. Will you be able to bring others in as well?

A hundred percent. This is not exclusive. Our business model is similar to Costco and Amazon. We’ll have a version of [Costco's] Kirkland brand, whether it's our own financial product or that of a preferred vendor. There's an entire marketplace construct. So you can think of MoneyLion as pioneering open lending, open insurance, open investing. And then we give lots of degrees of freedom to the consumer. If MoneyLion’s own proprietary banking, investing or credit products make sense, the consumer can engage with them. If not, we have a whole marketplace. And with that, we'll be able to offer the advice technology to many more users that don't necessarily even have to be a Moneyline financial account user.

Will you allow competitors on this marketplace?

Yes, we already do. In financial services, everyone is either a partner or a competitor. So for student loans, there are other folks that would be perceived competitors that are already in our ecosystem of partners. On the lending side, there are already folks that could be seen as competitors. We believe that over time, that's going to be the more enduring business model, because you've gained the trust of the consumer. They may not take today's lending products from you, but they sure as heck will have trust in you to come back to you in maybe six or nine months when they have another financial question.

What do you get out of it when your customers buy from a competitor or partner?

There's a merchant-funded component where we get a commission from the partner, and we may choose to keep all of it or some of it. And then if we're not keeping it, we're giving a rebate back to the consumer by way of points or other rewards. That's a value proposition that we have a lever to control over time.

I'd like to better understand the advice you’re providing. A lot of companies try to watch their customers' transactions and activity and provide advice. But it seems to me this is in the early days, and very few have perfected this. How long have you been doing this? And can you say anything about the types of advice that you can give and the accuracy and effectiveness of that advice?

Just about a month ago, we announced an acquisition we made in 2020 of a company called Wealth Technologies. They created a really advanced financial planning engine.

Now we can tell the middle-income American household just based on inputs of where they're working, how much they're earning, how quickly their paycheck is decaying, what their goals are, when they want to send their kids to college, when they want to travel the world, when they want to buy a car, how much they want to leave their kids at the end of their life. We're giving everyone now a pretty robust planning tool. At the end of the day, the advice on it is as good as the inputs that it receives, but assuming that the consumer is interacting with it and giving truthful inputs, and this is usually just the linking of bank accounts or investment accounts, we're able to give a pretty insightful view into the accumulation part of that household's life: their working years or thirties, forties and fifties. And we're also then able to help them with a decumulation plan.

It’s all goals-based. So if one goal is met, then the advice becomes about how to optimize the other goals. This works hand in hand with our wealth business. We're not just a robo advisor. We're actually able to give advice on a very goals-based basis. Now there's a whole other element of nonfinancial advice. Should I buy that television? Should I buy that car? Or should I take that vacation? All of them consume the savings that you've set up. And we're now able to give mathematical- and computational-based insights to consumers that yes, you can take that traveling-the-world-vacation, but the trade-off is that now you may have to retire one year later.

You’re in the process of going public through a SPAC. How is that going?

Going public is an incredible milestone in our journey. The SPAC ended up being an efficient way for us to capitalize on the business the right way so we can go and increase awareness. Ultimately it all comes back to our mission. Going public allows us to extend financial access to more Americans in a faster way, rather than being a private company.

It also helps us with partnerships like the one with Nationwide. For that type of brand, having an intimate integration with us was probably helped by the prospect of working with a potential public company. We're still targeting late June, early July to close the deal.

Do employees have a stake?

Very much so. We have an owner-operator mentality. We make sure that just about every employee in MoneyLion globally, not only here in New York or San Francisco, but even in our Kuala Lumpur office and in Malaysia, own equity in the business. It is an employee-owned business, and we're very proud of that. Everyone aligns and coalesces around one single mission here. For engineers and some of our younger employees, this is an opportunity for them to learn a lot about how to take a company public, how to be in a little bit more of a transparent limelight. We're still a very small company, just about 300 people globally. So they're able to learn that their work on a daily basis impacts millions of people.

[End of Article]

Forward Looking Statements

This article includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the business combination transaction between the MoneyLion and Fusion Acquisition Corp. (“Fusion”); the impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this article, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this article. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this article. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.